Mail Stop 3561

      							August 9, 2005

Mr. David E. Kennedy
Chief Executive Officer
Susquehanna Media Co.
140 E. Market Street
York, PA 17401

      RE:	Susquehanna Media Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-80523

Dear Mr. Kennedy:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 50

1. It is unclear why Radio Employee Stock Plan transactions are adjustments to come to cash flows from financing activities as opposed to cash flows from operating activities. Please advise or revise.

Property, Plant and Equipment, page 51

2. Refer to your statement that "(t)he timing of any asset retirement obligations is not estimable." Revise your disclosure to clarify whether your accounting treatment for asset retirement obligations is in accordance with SFAS 143.

1. Significant Accounting Policies, page 51

Principles of Consolidation, page 51

3. Clarify your consolidation policies with respect to the 50% owned partnership and advise us. It appears, as the general partner, you should be consolidating the partnership consistent with the guidance in paragraph 9 of SOP 78-9. Refer also to EITF Issue Nos. 98-6 and
04-5.

Valuation of Long-Lived and Indefinite-Lived Intangible Assets,
page
51

4. It is unclear how the centralization of the management of your cable business is sufficient justification for aggregating indefinite lived cable assets for purposes of testing impairment. In light of the fact that your cable business is operated in six distinct states, with unique economic and regulatory issues, we question how these assets are essentially inseparable from one another. It appears to us, while you may be marketing as a single brand; all but one of the
EITF 02-7 paragraph 4 indicators that indefinite-lived intangible assets should not be combined are present in your cable business. Please revise your policy or explain to us reasonable basis for your conclusions. In your response, please fully explain your consideration of each indicator identified in paragraph 4 of EITF 02-
7.

5. Disclose and explain to us how you group your long-lived assets in accordance with paragraph 10 of SFAS No. 144 for purposes of recognition and measurement of impairment loss.




8. Cable Performance Share Plan, page 61

6. It is unclear whether the entire obligation for this plan is classified in Other Liabilities as non current. Clarify whether current and non current portions of your obligation for this plan are segregated on your balance sheet. If not, tell us how you determined that you have no current obligation under this plan.

13. Segments, page 64

7. Refer to page 37 where you discuss the "Valuation of Long-Lived and Indefinite-Lived Intangible Assets". We note that you evaluate your Radio segment indefinite-lived intangibles for impairment at the market cluster level. Tell us how you applied the guidance of SFAS 131 in determining your market clusters are not reportable segments.
Also tell us how you determined that the geographic regions within your Cable segment are not reportable segments. If you have aggregated two or more operating segments into a reportable segment, tell us how you evaluated the criteria in paragraph 17 of SFAS 131.

Item 9A. Controls and Procedures, page 66

8. We note from your disclosure that you have identified a material weakness in your internal control structure. Please explain to us how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

9. Additionally, please disclose, in detail, the circumstances surrounding the material weakness. Include discussion of how and when the material weakness was discovered, what steps the company has taken to fix the material weakness and whether or not the material weakness still existed as of the end of the period.

10. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule
15d-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to [the Company] required to be included in [the Company`s] periodic
SEC filings." Please revise your disclosure to also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 15d-15(e).

Certifications

11. Please be advised that the Rule 15d-14(a) certifications must be
in the exact form specified by Item 601(b)(31) of Regulation S-K
and
Release No. 33-8238.  We note that the certifications filed with your
Form 10-K contain numerous differences from the required form, such
as the incorrect references to your certifying officers`
evaluation
of your disclosure controls and procedures "as of a date within 90 days prior to the filing date of this annual report" and to "significant changes in internal controls or in other factors that
could significantly affect internal controls...."   Please refer
to
Item 601(b)(31) of Regulation S-K and Release No. 33-8238 for the proper text required in the certifications and amend your Form 10-K to include the revised certifications.  Note that the amendment must
contain the entire Form 10-K, as revised.  See Answer to Question
17
of the November 8, 2002 Sarbanes-Oxley Act of 2002 Frequently
Asked
Questions.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Condensed Consolidated Statements of Cash Flows, page 4

12. Tell us the nature of the "Non-voting subsidiary common stock transactions" line item. It appears that this may relate to your redemption of outstanding shares of the Radio Employee Stock Plan. If so, tell us how you determined that these transactions should be classified as financing as opposed to operating.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


                                                Sincerely,



                                                Larry Spirgel
                                                Assistant Director



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Mr. Kennedy
Susquehanna Media Co.
August 9, 2005
Page 1